UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RJS DEVELOPMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74965C 200

(CUSIP Number)

Ho Yin Donal Tung Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China +86 (28) 8661-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 74965C 200	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Ho Yin Donal Tung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 630,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of RJS Development, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

Item 2.   Identity and Background

The person filing this statement is Ho Yin Donal Tung, a citizen of the People’s Republic of China.

The residence or business address of Mr. Tung is Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

Mr. Tung is the Managing Director of King Rise (China) Ltd., a European food products trader.  The principal business address of King Rise (China) Ltd. is Unit B 19F, Times Media Centre, 133 Wan Chai Road, Hong Kong.

Mr. Tung has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Tung beneficially holds, in the aggregate, 630,000 shares of Common Stock.  The purchase price of the shares of Common Stock purchased by Mr. Tung was approximately $0.04789 per share.  The source of funding for the purchase of these shares of Common Stock was Mr. Tung’s personal funds.

Item 4.   Purpose of Transaction.

Mr. Tung acquired the shares of Common Stock reported herein pursuant to a Stock Purchase Agreement, dated as April 23, 2012 (the “Stock Purchase Agreement”), by and among Yong Li, as agent and attorney-in-fact (“Agent”) for the persons listed on Exhibit A attached thereto (“Buyers”), Joe Tyszko (“Seller”) and the Issuer.  Pursuant to the Stock Purchase Agreement, Seller sold to Agent, as agent and attorney-in-fact for the Buyers, and Agent, as agent and attorney-in-fact for the Buyers, agreed to purchase, an aggregate of 5,951,544 shares of Common Stock, constituting approximately 99.2% of the issued and outstanding Common Stock, for an aggregate purchase price of $285,000.  Mr. Tung was among the Buyers under the Stock Purchase Agreement.  A copy of the Stock Purchase Agreement was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 23, 2012.

Mr. Tung has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 5.   Interest in Securities of the Issuer.

(a)           Mr. Tung beneficially owns 630,000 shares of Common Stock, representing 10.5% of the Issuer’s outstanding shares of Common Stock.

(b)           Mr. Tung has sole voting power and sole dispositive power with regard to 630,000 shares of Common Stock.

(c)           Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

1.	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC by the Issuer on April 23, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 27, 2012

/s/ Ho Yin Donal Tung
Name: Ho Yin Donal Tung